

December 3, 2014

Via E-mail
Jamie G Pierson
Executive Vice President and
Chief Financial Officer
YRC Worldwide Inc.
10990 Roe Avenue
Overland Park, KS 66211

  Re: YRC Worldwide Inc.
    Form 10-K for Fiscal Year Ended December 31, 2013
    Filed March 10, 2014
    File No. 000-12255

Dear Mr. Pierson:

  We have reviewed your filing and have the following comments. Please respond to this letter within ten business days by confirming that you will revise your document in future filings. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing the information you provide in response to these comments, we may have additional comments.

Notes to Consolidated Financial Statements, page 53

Note 13. Income Taxes, page 83

1. Please expand your critical accounting policy or Note 13 to address ASC 740's intraperiod tax allocation guidance and how this accounting model impacted how you recognized $41.7 million of your deferred benefit in 2013.

  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

  In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Stephen Kim at 202-551-3291 or me at 202-551-3380 if you have any questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief